SAMSUNG ELECTRONICS

03 FEB 10 AM 7:21

SAMSUNG ELECTRONICS CO., LTD.
SAMSUNG Main Bldg.
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul,100-742
Korea
TEL : 727-7721 , FAX : 727-7360

February 7, 2003

82-3109

03003768

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

PROCESSED
MAR 0 3 2003
THOMSON
FINANCIAL

Ladies and Gentlemen:

We would like to notify you and our investors at the Securities and Exchange Commission of Samsung Electronics' 34th Convention of Ordinary General Meeting of Shareholders.

Please send us a confirmation email once you have received this package.

Best Regards,

Daniel Kim

Investor Relations Team
Samsung Electronics

Tel) 82-2-727-7721

Fax) 82-2-727-7427

e-mail) dano.kim@samsung.com

To Shareholders;

NOTICE OF CONVENTION OF 34th ORDINARY GENERAL MEETING OF SHAREHOLDERS

We appreciate your attention and continuous support.

Pursuant to Article 17 of the Articles of Incorporation, we hereby notify you of the convention of the 34th ordinary general meeting of shareholders as follows. We kindly request you to attend the shareholders' meeting.

1. Date: February 28, 2003 (Friday) 09:00 a.m.

2. Place: Hoam Art Hall, JoongAng Daily Blg., 7 Sunhwa-dong, Jung-gu, Seoul

3. Report: ① Audit report ② Business report

4. Agenda

Agenda No. 1: Approval of Balance Sheet, Profit and Loss Statement and Statement of Appropriation of Retained Earnings (Draft) for the 34th Fiscal Year (from January 1, 2002 to December 31, 2002)

* Profit Distribution (Plan)

\- Dividend per share:
common stock: 5,000 won
preferred stock: 5,050 won

Agenda No. 2: Appointment of Directors (See Attachment)

- No. 2-1: Appointment of Outside Directors
- No. 2-2: Appointment of Members of Audit Committee
- No. 2-3: Appointment of Other Directors

Agenda No.3:	Approval of the Ceiling Amount of the Remuneration for Directors
Agenda No. 4:	Enactment of Standard for Adjustment of Stock Options

February 2003

416, Maetan-3-dong, Paldal-gu, Suwon, Kyunggido

SAMSUNG ELECTRONICS CO., LTD.

Vice Chairman & CEO :
Jong Yong Yoon (The corporate seal omitted)

[Attachment] Appointment of Directors

[Candidates for Outside Directors]

1. Franz-Hermann Hirlinger

- Date of Birth February 11, 1950

- Education

June 1975 Graduated from F.H.Pforzheim University, Germany, major in Economics

June 1981 Graduated from F.U.Berlin University, Germany, major in Journalism

- Work Experience

Jan. 1986	Analyst, Deutsche Genossenschaftbank, Germany
July 1991	Executive Investment Manager and Int' l Marketing Officer, Credit Suisse, Switzerland
July 1995	Executive Vice-President &, CEO, Tokyo Office for Bayerische Landesbank
May 1997	Executive Vice-President & CEO(present), Seoul Office of Bayerische Landesbank
Feb. 2001	Representative (present), The Korea Mission to the Barvaria State Government

- Details of Transaction with the company for the recent three (3) years and relationship with the largest shareholder: None

- Recommender: Outside Director Candidate Recommendation Committee

2. Tetsuo Iwasaki

- Date of Birth July 24, 1946

- Education

1965	Nihon University, Japan, quitted before receiving degree

- Work Experience

October 1979	Co-Founder, Applied Materials, Japan
December 1981	President & CEO, Applied Materials, Japan
August 1991	Chairman &CEO, Applied Materials, Japan
September 1993	President & CEO, Applied Komatsu Technology
October 1998	Executive Vice-President, Applied Materials, Inc.
March 2002	Chairman (present), Applied Materials, Japan

- Details of Transaction with the company for the recent three (3) years and relationship with the largest shareholder: None

- Recommender: Outside Director Candidate Recommendation Committee

3. **Sung-Lark Rim**

- Date of Birth May 28, 1945

- Education

February 1972	Graduated from Seoul National University, Department of Management
August 1975	Master of Business Administration, Minnesota State University, U.S.A.

- Work Experience

January 1972	Planning and Inspection Department, Korea Development Finance Corporation
March 1983	Chief, Hong Kong Office, Korea Long Term Credit Bank
February 1996	Managing Director, Korea Long Term Credit Bank
December 1998	President &CEO, Kukeun Investment Trust Management Co., Ltd.
April 2001	Managing Director (present), Korea Financial Planner Association

- Details of Transaction with the company for the recent three (3) years and relationship with the largest shareholder: None

- Recommender: Outside Director Candidate Recommendation Committee

4. Jae-Sung Hwang

- Date of Birth February 1, 1944

- Education

February 1966	Graduated from Keonkuk University, Department of Management
August 1988	Graduated from Graduate School of Public Administration, Hanyang University

- Work Experience

August 1966	Tax and Customs Office, Management Bureau, Securities and Insurance Bureau, Ministry of Finance and Economy
March 1998	Director, Seoul Regional Tax Office
October 1999	Standing Advisor (present), Kim & Chang Law Office

- Details of Transaction with the company for the recent three (3) years and relationship with the largest shareholder: None

- Recommender: Outside Director Candidate Recommendation Committee

5. Gwi-Ho Chung

- Date of Birth August 4, 1939

- Education

1963	Graduated from Seoul National University, major in Law

1964	Completed the Courses of Graduate School of Law, Seoul National University
1977	Master of Law, Seoul National University
1987	Doctor of Law, Seoul National University

- Work Experience

July 1962	Passed the 15th Bar Examination
November 1966	Judge, Seoul Civil District Court
January 1991	Chief Judge, Eastern Branch Court, Seoul District Court
August 1992	Chief Judge, Chuncheon District Court
October 1993	Justice, Supreme Court
November 1999	Advisory Attorney(present), Barun Law Office

- Details of Transaction with the company for the recent three (3) years and relationship with the largest shareholder: None

- Recommender: Outside Director Candidate Recommendation Committee

[Candidates for Members of Audit Committee]

1.	Sung-Lark Rim:	Refer to No.3 of Candidates for Outside Directors above Recommender: Board of Directors
2.	Jae-Sung Hwang:	Refer to No.4 of Candidates for Outside Directors above Recommender: Board of Directors

[Candidates for Other Directors]

1. Kun-Hee Lee

- Date of Birth January 9, 1942

- Education

March 1965	Graduated from Waseda University, Japan, Department of Management
September 1966	Completed the Courses of Graduate School of Business Administration, George Washington University, U.S.A.
April 2000	Honorary Doctor of Business Administration, Seoul National University

- Work Experience

December 1987	Chairman (present) of Samsung Group
February. 1987	Vice-Chairman (present), The Federation of Korean Industries
July 1996	Member (present), International Olympic Committee
April 1998	Chairman & CEO (present), Samsung Electronics Co., Ltd.

- Details of transaction with the company for the recent three (3) years: None

- Relationship with the largest shareholder: He is the largest shareholder

- Recommender: Board of Directors

2. **Jong-Yong Yun**

- Date of Birth January 21, 1944

- Education

February 1966	Graduated from Seoul National University, major in Electronics Engineering
June 1988	Completed the Sloan School Senior Executive Courses, Massachusetts Institute of Technology, U.S.A.

- Work Experience

January 1966	Joined Samsung Group
December 1992	President & CEO, Samsung Electro-Mechanics Co., Ltd.
November 1993	President & CEO, Samsung Display Devices Co., Ltd.
November 1995	President & CEO, Samsung Japan Headquarters
December 1996	President & CEO, Samsung Electronics Co., Ltd.
December 1999	Vice-Chairman & CEO, Samsung Electronics Co., Ltd.

- Details of transaction with the company for the recent three (3) years: Granted stock option equivalent to 100,000 shares in 2000 and 100,000 shares in 2001

- Relationship with the largest shareholder: None

- Recommender: Board of Directors

3. **Yoon-Woo Lee**

- Date of Birth June 26, 1946

- Education

February 1969	Graduated from Seoul National University, major in Electronics Engineering

- Work Experience

December 1968	Joined Samsung Display Devices Co., Ltd.
November 1976	Chief, Semiconductor Department, Samsung Electronics Co., Ltd.
March 1987	Managing Director, Samsung Electronics Co., Ltd. (Manager of Kihung Semiconductor Plant)
March 1992	Executive Vice President, Memory Business, Samsung Electronics Co., Ltd.
January 1996	President & CEO, Device Solution Network, Samsung Electronics Co., Ltd.

- Details of transaction with the company for the recent three (3) years: Granted stock option equivalent to 70,000 shares in 2000 and 70,000 shares in 2001

- Relationship with the largest shareholder: None

- Recommender: Board of Directors

4. Dae-Je Chin

- Date of Birth January 20, 1952

- Education

February 1974	Graduated from Seoul National University, major in Electronics Engineering
February 1977	Master of Science, Seoul National University
May 1979	Master of Science, Massachusetts Institute of Technology, U.S.A.
May 1983	Doctor of Electronics Engineering, Stanford University, U.S.A.

- Work Experience

June 1983	Research Staff Member, IBM Watson Research Center, U.S.A.
October 1985	Research Staff Member, Samsung Semiconductor Inc., U.S.A.
September 1987	General Manager, Samsung Memory Business, Samsung Electronics Co., Ltd.
March 1999	Executive Vice-President, System LSI Business, Samsung Electronics Co., Ltd. / Chief of Central Research Center / CTO
February 2000	President & CEO (present), Digital Media Network Business, Samsung Electronics Co., Ltd.

- Details of transaction with the company for the recent three years: Granted stock option equivalent to 70,000 shares in 2000 and 70,000 shares in 2001

- Relationship with the largest shareholder: None

- Recommender: Board of Directors

5. **Doh-Seok Choi**

- Date of Birth May 3, 1949

- Education

February 1975 Graduated from Yonsei University, major in Business Administration

February 1996 Graduated from Graduate School of Int'l Business Administration, Hongik University

- Work Experience

January 1975 Joined Cheil Industries Inc.

February 1997 Managing Director, Samsung Electronics Co., Ltd.

March 1999 Vice-President, Samsung Electronics Co., Ltd.

March 2000 Vice-President & CEO, Samsung Electronics Co., Ltd.

March 2001 President (present), Management Support Business, Samsung Electronics Co., Ltd.

- Details of transaction with the company for the recent three years: Granted stock option equivalent to 50,000 shares in 2000 and 50,000 shares in 2001

- Relationship with the largest shareholder: None

- Recommender: Board of Directors